3/7/03

**A14 3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03014506

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Boulevard
(No. and Street)

Jersey City, (City) New Jersey (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cunningham 201-356-1784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 04 2003
WASHINGTON

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 20 2003

KNIGHT
SECURITIES

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Knight Securities, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Securities, L.P., for the year ended December 31, 2002 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Joyce
Thomas M. Joyce
Chief Executive Officer

John Cunningham
John Cunningham
Senior Vice President

Sworn to and subscribed before me
this 27th day of Feb. 2003

Carmelita DeMerchant
Notary Public
CARMELITA DeMERCHANT
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 14, 2006

KNIGHT
CAPITAL MARKETS

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Knight Capital Markets, LLC affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Markets, LLC for the year ended December 31, 2002 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Anthony Sanfillippo
Executive Vice President
President

John Cunningham
Senior Vice President

Sworn to and subscribed before me
this 27th day of Feb. 2003

Notary Public
CARMELITA DeMERCHANT
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 14, 2006

Knight Capital Markets, LLC / 100 Manhattanville Road / Purchase, New York 10577
914.251.5800 / fax 914.251.5839 / 800.677.8746 / www.knighttradinggroup.com / www.knight-sec.com

Knight Securities, L.P.

Statement of Financial Condition
December 31, 2002

Knight Securities, L.P.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of
Knight Securities, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Securities, L.P. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2003

Knight Securities, L.P.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 170,028,437
Securities owned, held at clearing broker, at market value	97,120,533
Receivable from clearing broker	3,220,277
Receivable from affiliates	65,112,351
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $53,866,925	31,238,378
Investment in NASDAQ	16,613,281
Exchange membership (market value $13,000)	25,000
Other assets	5,911,513
Total assets	$ 389,269,770
Liabilities and Partners' Capital	
Liabilities	
Securities sold, not yet purchased, at market value	$ 52,845,110
Accrued compensation expense	17,075,155
Accrued payments for order flow	1,778,876
Accrued execution and clearance fees	5,236,777
Payable to clearing broker	4,663,992
Payable to affiliates	3,616,049
Lease loss accrual	8,756,023
Accounts payable, accrued expenses and other liabilities	9,845,530
Total liabilities	103,817,512
Commitments and contingent liabilities (Notes 4 and 8)	
Partners' capital	285,452,258
Total liabilities and partners' capital	$ 389,269,770

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Securities, L.P. (the "Company"), a limited partnership organized in the state of Delaware, operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Cincinnati Stock Exchange. The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market making activities
Securities owned and securities sold, not yet purchased, which consist of OTC and listed equity securities, are carried at market value and are recorded on a trade date basis.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and amortization
Fixed Assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Lease loss accruals
It is the Company's policy to identify excess real estate capacity and, where applicable, accrue against such future costs based upon management's plan with regard to the real estate and estimated sublease amounts provided by real estate specialists. In determining the accrual, a nominal cash flow analysis is performed, and costs related to the excess capacity are accrued.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 57,928,159
Leasehold improvements	9,676,346
Telephone system	4,402,776
Equipment	9,398,573
Furniture and fixtures	3,699,449
	85,105,303
Less: accumulated depreciation and amortization	53,866,925
	$ 31,238,378

4. Commitments and Contingent Liabilities

The Company leases computer and other equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2002, future minimum rental commitments under all noncancelable office leases, computer and equipment leases, and guaranteed employment contracts ("Employment Contracts") longer than one year were as follows:

	Office Leases	Employment Contracts	Other Leases and Commitments	Total
Year ending December 31,				
2003	$ 10,995,976	$ 8,215,000	$ 3,888,994	$ 23,099,970
2004	10,967,651	6,125,418	2,858,280	19,951,349
2005	10,901,468	-	149,500	11,050,968
2006	8,652,909	-	11,049	8,663,958
2007	7,460,227	-	1,703	7,461,930
Thereafter	120,129,407	-	-	120,129,407
	$ 169,107,638	$ 14,340,418	$ 6,909,526	$ 190,357,582

During the normal course of business, the Company collateralizes certain leases, employment agreements or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2002, KTG has provided an $11,000,000 letter of credit as a guarantee for one of the Company's lease obligations. In addition, the Company has agreed to provide letters of credit or maintain escrow accounts, if requested, to collateralize employment contracts in an aggregate amount of approximately $10.1 million. As of December 31, 2002 the Company has $3,206,613 of restricted cash included in Other Assets to collateralize such obligations.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse

outcome with regard to these matters would not likely have a material adverse effect on the financial position of the Company.

5. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total equity shares traded by the Company during the period. For the year ended December 31, 2002, a customer accounted for 20.3% of the Company's order flow, as measured in share volume.

6. Employee Benefit Plans

KTG sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement. KTG applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock option plans.

7. Related Party Transactions

The Company pays an affiliate a fee for arranging transactions with European customers.

The Company pays an affiliate a fee based on profits and a percentage of overhead costs to manage certain investments.

Corporate overhead expenses are allocated to the Company by KTG based on direct usage, headcount, or percentage of net capital depending on the source of the expense.

The Company pays affiliates a fee for certain execution costs.

In the normal course of business, the Company makes short-term loans to affiliated companies for which the Company charges a rate of interest equivalent to the rate earned from cash equivalents. As of December 31, 2002 this rate was 1.5%. At December 31, 2002 the loans amounted to $65 million.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded liabilities of approximately $2,046,000 with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

At December 31, 2002, the net payable for securities transactions that have not reached their contractual settlement date amounted to $31,157,300. Such amount was included within the receivable from clearing broker on the Statement of Financial Condition.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2002, the Company had net capital of $142,414,277, which was $139,297,825 in excess of its required net capital of $3,116,452.